SEC FILE NUMBER
000-27969

CUSIP NUMBER
452521107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number
000-27969
(Check one):      ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable
PART I — REGISTRANT INFORMATION
IMMERSION CORPORATION

Full Name of Registrant
Not Applicable

Former Name if Applicable
801 Fox Lane

Address of Principal Executive Office (Street and Number)
San Jose, CA 95131

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Immersion Corporation (“Immersion”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”) by the prescribed due date due to the fact that the previously announced Audit Committee internal investigation has not yet been completed, which has delayed the completion of the financial statements for the second quarter of fiscal year 2009 and related disclosures.
The Form 10-Q will not be filed on or before the fifth calendar day following the prescribed due date. Although Immersion cannot at this time estimate when it will be in a position to file its Form 10-Q, it is diligently pursuing these matters and intends to make the filing as soon as reasonably practicable after the conclusion of the investigation and analysis.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Clent Richardson	408	467-1900

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes  ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes  ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in the Form 8-K filed August 10, 2009, Immersion’s Audit Committee of the Board of Directors is conducting an internal investigation into certain previous revenue transactions in its Medical line of business for which accounting errors have been identified. Immersion is currently neither in a position to fully quantify the restatement adjustments nor in a position to determine the magnitude of revenue and accounts receivable overstatements during the periods identified; however, the correction of these errors would affect the amount and timing of revenue recognized for the respective periods. The resulting changes will require restatement of Immersion’s financial statements for such periods. Immersion will not be able to evaluate the full impact of the aforementioned matters until the investigation and analysis are completed, and therefore cannot at this time determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

IMMERSION CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2009	By: Name:	/s/ Clent Richardson Clent Richardson
	Title	President and Chief Executive Officer